AAA
6-10-2003



03054341

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 08 2003
DIVISION OF MARKET REGULATION

NAME OF BROKER-DEALER: ESN North America, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stewart Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESN North America, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

President & CEO

Signature

Title

CEO

THOMAS S. FERRARA
Notary Public, State of New York
No. 31-4765905
Qualified in New York County
Commission Expires July 31, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flow)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on
Internal Control Structure Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholder of
ESN North America, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of ESN North America, Inc. (formerly CIC EuroSecurities, Inc.) (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions, under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. As a result of these conditions, the following were noted:

On December 23, 2002, the Company gave notice that as of November 30, 2002, the Company had net capital of $299,909 which was below the 120% of required net capital of $250,000.

As of December 31, 2002 bonuses had not been fully accrued in the Company's unaudited Part IIA FOCUS Report. After adjusting for this under accrual, the Company had a net capital deficiency of $65,701 as of December 31, 2002. In accordance with SEC Rule 17a-11 the Company made the required notification to the SEC on February 14, 2003. Effective February 25, 2003 the Company has cured its net capital deficiency.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2003

ESN North America, Inc.

(formerly CIC EuroSecurities, Inc.)
Statement of Financial Condition
December 31, 2002



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
ESN North America, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ESN North America, Inc. (formerly CIC Eurosecurities, Inc.) (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed more fully in Note 4, the Company has extensive transactions and relationships with affiliated parties.

PricewaterhouseCoopers LLP

February 27, 2003

ESN North America, Inc.
(formerly CIC EuroSecurities, Inc.)
Statement of Financial Condition
As of December 31, 2002

Assets		
Cash and cash equivalents	$	499,142
Clearing deposit		110,004
Due from Parent		64,290
Prepaid expenses		18,589
Total assets	$	692,025
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	341,647
Due to affiliates		54,564
Due to clearing broker		16,471
Total current liabilities		412,682
Commitments and contingent liabilities (Note 7)		
Subordinated borrowings (Note 5)		1,500,000
Stockholder's equity		
Common stock: $.01 par value; authorized 100 shares; 100 shares issued and outstanding		1
Additional paid-in capital		2,699,999
Accumulated deficit		(3,920,657)
Total stockholder's equity		(1,220,657)
Total liabilities and stockholder's equity	$	692,025

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

CIC EuroSecurities, Inc. changed its name to ESN North America, Inc. on October 8, 2002.

ESN North America, Inc. (formerly CIC EuroSecurities, Inc.) (the "Company") is a wholly owned subsidiary of CIC Securities (the "Parent"), a French Company. The Parent is, in turn, a wholly owned subsidiary of Credit Industriel et Commercial ("CIC"), a French Company.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company acts as an agent for the Parent in arranging financing with U.S. institutional customers and counterparties. Such financing arrangements are in the form of securities borrowings, lendings, or repurchase agreements. The Company receives an arrangement fee from the Parent based upon the volume of financing arranged.

The Company is engaged as an agent or riskless principal on behalf of the Parent in the purchase and sale of equity securities of foreign corporate issuers including equity products (e.g., listed options on European stocks (on foreign exchanges), listed equity options on European indexes, European basket indexes) as well as convertible securities.

The Company acts as an introducing broker on behalf of its customers in the purchase and sale of stock index futures.

All domestic securities transactions are cleared through a clearing broker on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for their customers or perform custodian functions relating to the securities.

Pursuant to the terms of the agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company had no liability with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

The clearing deposit on the statement of financial condition represents cash on deposit with the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the deposit, however, the Company does not anticipate non-performance by this counterparty.

2. Basis of Presentation and Summary of Significant Accounting Policies

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Income taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes. This statement recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future.

Cash and cash equivalents
Cash and cash equivalents aggregating $499,142 consist of deposits and a money market mutual fund. The Company considers all highly-liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents.

All of the Company's cash and cash equivalents are held at a major New York financial institution.

3. Fair Value of Financial Investments

The fair value of the Company's financial instruments including trade receivables and payables approximates the carrying value due to their short-term nature. The fair value of subordinated borrowings from CIC and the Parent is not practicable to estimate as it is a related party transaction.

4. Transactions with Affiliates

The Parent has guaranteed the ongoing operations of the Company for no less than one year beginning February 26, 2002.

The Company derives its commission revenue from (1) acting as an agent in arranging financing for the Parent with U.S. customers and (2) from acting as an agent for the Parent in the purchase and sale of equity securities of foreign corporate issuers and related product sales. As of December 31, 2002, $64,290 of arrangement fees was due from the Parent.

The Company is a party to an administrative services agreement with CIC, through its New York Branch (the "Branch"). The Branch provides the Company with certain services in the area of human resources and payroll administration; leasehold space, furniture and equipment; operational services; computers and related systems support; data and communication lines and equipment.

The Company has a research distribution agreement with the Parent, whereby the Parent receives 33% of commissions earned by designated representatives in the European equities business. Due to affiliates includes $15,948 of commissions payable under the terms of this agreement at December 31, 2002.

5. Subordinated Borrowings

The loans under subordinating agreements at December 31, 2002 are as follows:

- $500,000 four-year term loan with CIC maturing September 14, 2003, accruing interest at 6%;
- $500,000 three-year term loan with the Parent maturing November 30, 2004, accruing interest at one-year LIBOR + 0.50%. As of December 31, 2002 the interest rate was 2.28%.
- $500,000 four-year term loan with the Parent maturing September 14, 2006, accruing interest at one-year LIBOR + 0.50%. As of December 31, 2002 the interest rate was 2.28%.

The subordinated loans have been approved by the NASD as includable capital in computing the Company's net capital under the SEC's uniform net capital rule. To the extent that such loans are required for the Company's compliance with minimum net capital requirements, they may not be repaid.

Included in due to affiliates at December 31, 2002 is $38,616 in accrued interest payable on the subordinated borrowings.

Subsequent to year-end, the loan maturating September 14, 2003 was extended to January 31, 2006 and converted to a variable loan with an interest rate of one-year LIBOR + 0.50%. This extended loan has been approved by the NASD as includable capital in computing the Company's net capital.

6. Income Taxes

The Company is subject to federal, state and local taxes. The Company complies with the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." FAS 109 requires the liability method of accounting for income taxes.

At December 31, 2002, the Company had gross deferred tax assets of approximately $1,435,000 and no gross deferred tax liabilities. The gross deferred tax assets primarily reflect the tax effect of net operating loss carryforward, non-deductible related party interest expense and start-up expenditures. Since based on available evidence, it is more likely than not that the deferred tax assets will not be realized, a full valuation allowance has been established against the gross deferred tax assets.

As of December 31, 2002, the Company has net operating loss carryforwards for Federal and New York State income tax purposes of approximately $3,499,000 and $2,559,000, respectively. Such net operating loss carryforwards are available to offset future Federal and New York state taxable income, if any, through the year ending 2022 and expire in the following years:

Year	Amount Federal	Amount NYS
2019	$ 505,000	$ -
2020	435,000	-
2021	751,000	751,000
2022	1,808,000	1,808,000
Total	$ 3,499,000	$ 2,559,000

State and local minimum taxes were provided for the year ended December 31, 2002.

7. Commitments and Contingent Liabilities

The Company has committed to pay future guaranteed bonuses to certain employees of the Company. Total guaranteed bonuses for 2003 and 2004 under those employment contracts are $645,000 and $270,000, respectively. For years thereafter, bonuses of $70,000 per year have been guaranteed under certain employment contracts. A portion of these amounts are subject to the employees' continued employment with the Company through certain specified dates.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission ("SEC"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company is required to maintain net capital in accordance with Rule 15c3-1. At December 31, 2002 the Company had net capital of $184,299 which was $(65,701) deficient of the amount required of $250,000. The ratio of aggregate indebtedness to net capital was 2.24 to1.

In accordance with SEC Rule 17a-11, the Company notified the SEC and NASD of the net capital deficiency as reported in the Company's amended Part IIA unaudited FOCUS report as of December 31, 2002.

On January 28, 2003, the Parent contributed $250,000 of capital to the Company. Additionally, the Parent contributed $250,000 and $150,000 on February 24 and February 25, 2003, respectively. Effective February 25, 2003, the Company cured its net capital deficiency.

9. Employee Benefit Plan

The Company maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company contributes to the Plan 50% of up to the first 6% of the employees' contributions.